 Mexico City, Mexico. February 21, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America announces that one of the Volaris’ shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares, which, by reason of being a foreign investor, were delivered through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. and deposited with the CPO Trust No. 8076 created by Volaris with Nacional Financiera, S.N.C., Institución de Banca de Desarrollo.

As a result of the foregoing, effective February 16, 2018, the outstanding Series B Shares represent less than 12% of Volaris’ outstanding capital stock and therefore the provisions of Clause Twenty-Fifth (Special Vote Requirements) and Twenty- Eight, a) third paragraph (Appointment of Directors by Shareholders of Series B) of Volaris’ By-laws automatically ceased to have effect and shall be construed as if they were not part of said By-laws.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 174 and its fleet from four to 71 aircraft. Volaris offers more than 322 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100